

Hilltop Securities Inc.

Statement of Financial Condition
As of December 31, 2020
With Report of Independent Registered Public Accounting Firm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilltop Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1201 Elm Street, Suite 3500

(No. and Street)

Dallas	TX	75270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal   214-859-1026

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

2121 N. Pearl Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Bradley Winges _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hilltop Securities Inc. _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



VILMA I GALVAN
Notary Public, State of Texas
Comm. Expires 02-17-2022
Notary ID 10749327

_____ Signature

President and Chief Executive Officer

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hilltop Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Hilltop Securities Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's or its predecessor's auditor since 2013.

PricewaterhouseCoopers LLP, 2121 North Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

Hilltop Securities Inc.
Statement of Financial Condition
December 31, 2020

(dollars in thousands, except par and redemption values)

Assets

Cash	$	39,858
Assets segregated for regulatory purposes		290,357
Receivable from brokers, dealers and clearing organizations		1,677,223
Receivable from clients, net of allowance of $213		268,685
Securities owned, at fair value		688,303
Securities purchased under agreements to resell		80,319
Goodwill		7,008
Customer intangibles, net of accumulated amortization of $13,306		3,494
Operating lease right-of-use assets		17,925
Fixed assets, at cost, less accumulated depreciation of $24,867		18,427
Deferred tax asset, net		13,767
Other assets and receivables, net of allowance of $4,327 (including $4,743 due from affiliates)		67,810
Total assets	$	3,173,176

Liabilities and Stockholder's Equity

Short-term borrowings	$	-
Payable to brokers, dealers, and clearing organizations (including $457 due to affiliate)		1,368,852
Payable to clients (including $300 clearing deposit due to affiliate)		497,170
Drafts payable		18,176
Securities sold, not yet purchased, at fair value		79,767
Securities sold under agreements to repurchase		237,856
Commercial paper		277,617
Operating lease liabilities		22,961
Subordinated debt due to affiliate		42,000
Accrued expenses and other liabilities (including $17,189 due to affiliates)		201,785
Total liabilities		2,746,184

Stockholder's equity:

Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		295,770
Retained earnings		131,219
Total stockholder's equity		426,992
Total liabilities and stockholder's equity	$	3,173,176

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

1.   Organization

Hilltop Securities Inc. (the "Company"), a Delaware Company and a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holdings"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"), is a New York Stock Exchange ("NYSE") member broker-dealer, a registered investment advisor, a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

2.   Summary of Significant Accounting Policies

Securities Transactions
Proprietary securities transactions are recorded on trade date. Clients' securities and commodities transactions are reported on a settlement date basis

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The Company evaluates fair value measurements by considering observable data that may include prices from independent pricing services, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other factors.

The net receivable or payable arising from unsettled trades is reflected in receivable from or payable to brokers, dealers, and clearing organizations in the statement of financial condition.

Fixed Assets and Depreciation
Fixed assets are comprised of furniture and equipment ($30,969) and leasehold improvements ($12,325) which are stated at cost, less accumulated depreciation. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Goodwill and Customer Intangibles
Goodwill represents the excess of cost over the fair value of the net assets acquired. The Company performs required annual impairment tests of its goodwill as of October 1st. The goodwill impairment test requires the Company to make judgments in determining what assumptions to use in the calculation. The process consists of estimating the fair value of the Company based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of the Company's peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the Company, which includes goodwill. If the estimated fair value is less than the carrying value, the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the Company's fair value; however, the loss recognized will not exceed the total amount of goodwill recorded.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

At October 1, 2020, the Company determined that the estimated fair value of the Company exceeded its carrying value. As a result, the Company concluded that the Company's goodwill was not impaired.

The Company recorded two separate customer relationship intangibles as part of the acquisition of First Southwest Company, LLC ("FSC") by the Parent in November 2012 and the merger of SWS Group, Inc., the former parent of the Company, with the Parent in January 2015, which are being amortized over a 12 and 14 year period, respectively, at a rate based on the sum of the year's digits.

The Company determined that no impairment for the Company's intangible assets was necessary during the year ended December 31, 2020.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable and interest receivable on these amounts are included in the statement of financial condition in other liabilities and other assets, respectively.

Leases
The Company determines if an arrangement is a lease at inception. Operating leases with a term of greater than one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Company's statement of financial condition. The Company has lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. Leases of low-value assets are assessed on a lease-by-lease basis to determine the need for statement of financial condition capitalization.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of lease payments. No significant judgments or assumptions were involved in developing the estimated operating lease liabilities as the Company's operating lease liabilities largely represent the future rental expenses associated with operating leases, and the incremental borrowing rates are based on publicly available interest rates. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised.

Internal Use Software
In August 2018, Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2018-15, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include internal-use

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

software licenses). On January 1, 2020, the Company adopted the provisions of ASU 2018-15. As a result, the Company's service contracts in a cloud computing arrangement (hosting arrangement) are capitalized according to policy, amortized over the term of the hosting arrangement and included in the statement of financial condition in other assets.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Securities borrowed and securities loaned, as well as the interest accrued on such transactions are included in the statement of financial condition in receivables from and payables to brokers, dealers and clearing organizations.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid.

Cash Flow Reporting
For the purpose of presentation in the statements of cash flows, cash and restricted cash are defined as the amounts included in the statement of financial condition's captions "Cash" and "Assets segregated for regulatory purposes." The Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures deposit accounts up to $250. At December 31, 2020, the cash balances included $39,392 that was not federally insured because they exceeded federal insurance limits. This at-risk amount is subject to fluctuation on a daily basis.

Derivative Financial Instruments
The Company uses various derivative financial instruments to mitigate interest rate risk. The Company uses forward commitments to both purchase and sell mortgage backed securities to facilitate customer transactions and as a means to hedge related exposure to interest rate risk in certain inventory positions. Additionally, the Company uses U.S. treasury and Eurodollar futures, options and municipal market data ("MMD") rate locks to hedge changes in the fair value of its securities.

Derivative financial instruments arise from the execution of forward purchase commitments of mortgage-backed securities with certain clients, which allow those clients to make mortgage loans at agreed-upon rates. The Company hedges the interest rate risk generated by the forward purchase commitments by executing forward sales of to-be-announced mortgage-backed securities (TBA). The amount hedged is influenced by the Company's estimated ratio of the forward purchase commitments that will not be securitized into mortgage-backed securities as part of the program (fallout rate). The Company uses historical experience, changes in interest rates, and other factors to estimate the fallout rate.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

The Company also utilizes a portfolio of exchange-traded derivative instruments to achieve a fair value return that economically hedges changes in the fair value of their securities products. These derivative instruments include both Eurodollar and Treasury Futures, options and municipal market data rate locks.

While the forward purchase commitments, TBAs, and U.S. Treasury and Eurodollar futures and options and municipal market data rate locks meet the definition of a derivative under the provisions of Accounting Standards Codification ("ASC") 815 "*Derivatives and Hedging*," they do not qualify for hedge accounting. These derivative securities are carried at fair value and recorded in other assets and other liabilities in the statement of financial condition.

Derivative contracts expose the Company to credit risk, the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties' favor.

Income Taxes
The Company files consolidated federal and state income tax returns with its Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded. Under a written tax-share agreement, the Parent collects from or refunds to the Company federal and state income taxes determined as if the Company filed separate income tax returns. In certain states, the Company pays and files on a separate company basis. The Company generally settles with the Parent on a quarterly basis for federal and unitary state income taxes estimated tax payments, yearly for the tax provision and yearly when the federal and unitary state tax returns are finalized.

For purposes of these financial statements, income taxes are computed on the benefits-for-loss method. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance.

Fair Value of Financial Instruments
Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio and the Company's commitments to purchase and sell derivative securities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These assets and liabilities would have significant inputs that could not be validated by readily determinable market data and generally would involve considerable judgment by management. The Company does not have any financial instrument assets or liabilities utilizing Level 3 inputs.

Recurring basis:
The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

> ***Securities Owned and Securities Sold, Not Yet Purchased Portfolio and Derivatives (which are included in other assets on the statement of financial condition).***
> Securities classified as Level 1 securities primarily consist of financial instruments whose values are based on quoted market prices in active markets such as corporate equity securities and U.S. government and government agency obligations primarily in U.S. treasury securities.
>
> Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations, municipal obligations, unit investment trusts (UIT) and the Company's derivative securities.

Non-recurring basis:

The following methods and assumptions are typically used in estimating the fair value disclosures for financial instruments:

Cash — For cash, the carrying amount is a reasonable estimate of fair value.

Assets Segregated for Regulatory Purposes — Assets segregated for regulatory purposes may consist of cash and securities with carrying amounts that approximate fair value.

Broker-Dealer and Clearing Organization Receivables and Payables — The carrying amount approximates their fair value.

Client Receivables and Payables – The carrying amount approximates their fair value.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell are carried at the amounts at which the securities will subsequently be resold as specified in the agreements. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The carrying amounts approximate fair value due to their short-term nature.

Other Assets and Receivables - The carrying amounts of other assets and receivables approximates their fair values.

Drafts Payable — The carrying amounts approximate their fair values.

Commercial Paper — The carrying amounts approximate fair value due to their short-term nature.

Subordinated Debt Due to Affiliate — The carrying amounts approximate fair value. The subordinated debt has no maturity date and may be paid at any time by the Company.

Accrued Expenses and Other Liabilities - The carrying amounts of accrued expenses and other liabilities approximates their fair values.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

Allowance for Credit Losses
In June 2016, FASB issued ASU 2016-13 "Financial Instruments − Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("CECL") which sets forth a "current expected credit loss" model that requires entities to measure all credit losses expected over the life of an exposure (or pool of exposures) for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The FASB has issued various updates, improvements and technical corrections to the standard since the issuance of ASU 2016-13. The new standard, which is codified in ASC 326, replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. The new standard was effective for the Company January 1, 2020. On January 1, 2020, the Company adopted the new CECL standard with a cumulative-effect adjustment that resulted in a decrease to retained earnings of $899 for the establishment of an allowance for the Company's broker notes and an increase to retained earnings of $40 for the establishment of an allowance for other assets – other receivables.

Receivable from brokers, dealers and clearing organizations
The Company utilizes the collateral maintenance practical expedient for the broker-dealer and clearing organizations accounts that are included in the "receivable from brokers, dealers and clearing organizations" financial statement line item in the statement of financial condition. The accounts in this financial statement line item are fully secured by securities and are appropriately marked-to-market on a daily basis. As a result, no reserve was recorded on this balance at December 31, 2020. The Company's receivables from broker-dealers and clearing organizations also include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2020, the allowance for credit losses on receivables from broker-dealers and clearing organizations was not material.

Receivables from Clients
The allowance for credit losses for receivables from clients includes the allowance for customer margin loan losses and correspondent receivables losses and represents management's estimate of the expected credit losses in the company's margin loan portfolio. The margin loan portfolio is monitored daily by Company personnel and is evaluated on an individual basis using the collateral maintenance practical expedient as described in CECL, with any unsecured or partially unsecured account balances at the end of the period reserved at 100%. The collateral maintenance practical expedient allows the Company to compare the fair value of the collateral of each loan as of the reporting date to loan value. The underlying collateral of the loans to customers and correspondents is marked to market daily and any required additional collateral is collected. The allowance represents the amount of unsecured loan balances at the end of the period. The correspondent receivable account represents the net receivable from correspondents for the financing of the correspondent's securities inventory. The receivable is secured by the securities inventory held in custody by the Company.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

Other assets

The primary accounts included in other assets financial statement line item of the statement of financial condition that are subject to CECL are broker notes receivable, public finance services receivables, and various miscellaneous receivable amounts. For the broker notes receivable, the Company estimates the allowance for credit losses by considering credit quality indicators, such as historical recoverability of an outstanding broker note balance from employees that left the Company. As such, management uses a loss rate methodology to determine the required reserve. As of December 31, 2020, the reserves were $3,636. The broker notes receivable represents advances to new brokers that are hired. The broker notes are amortized on a straight-line basis over a period ranging from 5-10 years. These accounts are reserved at 100% if the broker has terminated employment and the advance repayment is in question. Past loss history is used to estimate the reserve required for the actively employed brokers. For the public finance services receivables and various other smaller accounts grouped in other assets, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company has not experienced a default with the counterparties. As a result, the reserves are estimated using a loss rate methodology. These reserves totaled $691. Total CECL reserves included in the other assets financial statement line item on the statement of financial condition totaled $4,327 at December 31, 2020.

Securities purchased under agreements to resell

As stated above under *Resale and Repurchase Agreements*, it is the Company's policy to obtain possession of collateral with a fair value equal to or in excess of the principal amount. The collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. As such, the Company evaluated the securities purchased under agreements to resell using the collateral maintenance practical expedient as described in CECL, with any unsecured or partially unsecured account balances at the end of the period reserved at 100%.

At December 31, 2020, the Company had allowances recorded in the statement of financial condition related to the following:

	Balance December 31, 2020	Allowance
Receivable from brokers, dealers and clearing organizations	$ 1,677,223	$ -
Receivable from clients	268,898	(213)
Other assets:		
Broker notes receivables	12,640	(3,636)
Public finance receivables	4,510	(40)
Other	54,987	(651)
Securities purchased under agreements to resell	80,319	-
	$ 2,098,577	$ (4,540)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events from January 1, 2021 through February 26, 2021, the date of issuance of the financial statements. There have been no subsequent events that would require recognition and/or disclosure in the financial statements as of December 31, 2020.

3.   Assets Segregated For Regulatory Purposes

At December 31, 2020, the Company held cash of $290,357 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act Rule 15c3-3").

4.   Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2020, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:

Securities borrowed	$	1,338,855
Correspondent broker/dealers		180,174
Clearing organizations		93,504
Securities failed to deliver		58,244
Other		6,446
	$	1,677,223

Payable:

Securities loaned	$	1,245,066
Securities failed to receive		61,589
Correspondent broker/dealers		33,570
Trades in process of settlement, net		21,765
Other		6,862
	$	1,368,852

The Company participates in the securities borrowing and lending business by borrowing and lending securities. Securities borrowed and loaned represent deposits made to or received from other broker-dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate.

The Company clears securities transactions for correspondent broker-dealers. Proprietary settled securities amounts relating to transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. Securities owned by customers are held as collateral for receivables. At December 31, 2020, the Company held securities as collateral for the receivables from correspondents with an estimated fair value in the amount of $331,633. Financing of the correspondent proprietary securities transactions is discussed in **Note 10**, Short-Term Borrowings and Commercial Paper.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date.

Certain securities lending arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these receivables and payables subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2020:

					Gross amounts not offset in the statement of financial condition		
Description	Gross amounts of recognized assets/ liabilities [2]	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition		Financial instruments [3]	Cash Collateral	Net Amount
Securities borrowed [1]	$ 1,338,855	$ -	$ 1,338,855	$	(1,273,955) $	$ -	$ 64,900
Securities loaned	1,245,066	-	1,245,066		(1,179,090)	-	65,976

_____
[1] The Company repledged $1,212,421 of securities borrowed in connection with securities lending activities.
[2] Securities borrowed and loaned are not presented net on the statement of financial condition.
[3] Amounts reflect fair value of underlying collateral.

Securities Lending Activities. The Company's securities lending activities includes lending securities for other broker-dealers, lending institutions and its own clearing and retail operations. These activities involve lending securities to other broker-dealers to cover short sales, to complete transactions in which there has been a failure to deliver securities by the required settlement date and as a conduit for financing activities.

When lending securities, the Company receives cash or similar collateral and generally pays interest (based on the amount of cash deposited) to the other party to the transaction. Securities lending transactions are executed pursuant to written agreements with counterparties that generally require securities loaned to be marked-to-market on a daily basis. The Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities loaned on a daily basis, with additional collateral obtained or refunded, as necessary. Collateral adjustments are made on a daily basis through the facilities of various clearinghouses. The Company is a principal in these securities lending transactions and is liable for losses in the event of a failure of any other party to honor its contractual obligation. The Company's management sets credit limits with each counterparty and reviews these limits regularly to monitor the risk level with each counterparty. The Company is subject to credit risk through its securities lending activities if securities prices decline rapidly because the value of the Company's collateral could fall below the amount of the indebtedness it secures. In rapidly appreciating markets, credit risk increases due to short positions. The Company's securities lending business subjects the Company to credit risk if a counterparty fails to perform or if collateral securing its obligations is insufficient. In securities

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

transactions, the Company is subject to credit risk during the period between the execution of a trade and the settlement by the customer.

The following table presents the remaining contractual maturities of securities lending transactions accounted for as secured borrowings at December 31, 2020:

| | Remaining Contractual Maturity of the Agreements | | | | |
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities lending transactions					
Corporate securities	$ 113	$ -	$ -	$ -	$ 113
Equity securities	1,244,953	-	-	-	1,244,953
Total borrowings	$ 1,245,066	$ -	$ -	$ -	$ 1,245,066
Gross amount of recognized liabilities for securities lending					$ 1,245,066
Amount related to agreements not included in offsetting disclosure					$ -

Money Market Programs. The Company offers clients money market investments in two funds and the ability to sweep excess cash held in their brokerage accounts and invest in a savings account called Bank Insured Deposits at 29 separate banking institutions, including at the Company's banking affiliate, PlainsCapital Bank ("Bank"). The amounts held in the money market funds are interest bearing and are covered by the SIPC. Clients' assets are subject to coverage thresholds of a maximum of $500 per client. The swept cash held in client savings accounts are FDIC insured up to $250.

At December 31, 2020, there was $1,353,174 invested in the two money market funds and $2,592,980 was invested in the FDIC insured programs, of which the Bank, held $700,006.

The amount of excess cash swept these investment products is not reported in the statement of financial condition and is not included in the computation for determination of reserve requirement pursuant to Rule 15c3-3 as client dollars are the obligations of the respective institutions and the money market funds are an investment option that represents customer owned securities.

5.   **Receivable from and Payable to Clients**

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $152 and $3, respectively, at December 31, 2020.   Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At December 31, 2020, the Company had approximately $359,355 of client securities under customer margin loans that were available to be pledged, of which the Company had repledged approximately $32,645 under securities loan agreements.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

The Company pays interest on certain customer balances available for reinvestment. The aggregate balance of such funds was approximately $469,919 at December 31, 2020. During the year ended December 31, 2020, the interest rates paid on these balances ranged from 0.01% to 0.35%. While the Company pays interest on these funds at varying rates, the rate paid at December 31, 2020 was 0.01% with the weighted average interest rate paid during the year ended December 31, 2020 was 0.07%.

6.   **Securities Owned and Securities Sold, not yet Purchased**

At December 31, 2020, securities owned and securities sold, not yet purchased, both of which were carried at fair value, included the following:

ASSETS
Securities owned:

U. S. treasury securities	$	40,491
U. S. government agencies:		
Bonds		40
Residential mortgage-backed securities		335,904
Collateralized mortgage obligations		69,172
Corporate debt securities		62,481
States and political subdivisions		171,573
Private-label issuers		8,571
Options		40
Certificates of deposit		31
	$	688,303

LIABILITIES
Securities sold, not yet purchased:

U. S. treasury securities	$	51,490
Corporate debt securities		25,296
Equity securities		2,981
	$	79,767

At December 31, 2020, none of the above securities were pledged as security deposits at clearing organizations for the Company's clearing business. Additional securities have been pledged to secure short-term borrowings, see **Note 10**.

7.   **Derivative Financial Instruments**
The Company uses various derivative financial instruments to mitigate interest rate risk. The Company uses forward commitments to both purchase and sell mortgage backed securities to facilitate customer transactions and as a means to hedge related exposure to interest rate risk in certain inventory positions. Additionally, the Company uses U.S. Treasury bond, Eurodollar futures and municipal market data, MMD, rate locks to hedge changes in the fair value of its securities.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

As described in **Note 2**, the Company participates in various hedging activities and at December 31, 2020, the Company's derivative positions associated with these activities and the changes in fair value of these derivatives for the year ended December 31, 2020 are presented below:

	Notional Amount	Estimated Fair Value
Commitments to purchase TBAs	$ 2,478,041	$ 22,311
Commitments to sell TBAs	2,189,479	(12,670)
Interest rate swaps	41,750	(2,123)
U.S. Treasury futures and options	17,400	-

At December 31, 2020, the Company advanced cash collateral totaling $646 on its U.S. Treasury bond futures and options and Eurodollar futures. This amount is included in other assets within the statement of financial condition.

Certain derivative arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these derivative arrangements subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2020:

						Gross amounts not offset in the statement of financial condition		
Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition		Financial instruments	Cash Collateral		Net Amount
Commitments to purchase TBA's	$ 22,311	$ -	$ 22,311	$ (22,311)	$ -	$ -
Commitments to sell TBA's	12,670	-	12,670	(12,670)	-	-
Interest rate swaps	2,123	-	2,123	(2,123)	-	-

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

8.   **Fair Value of Financial Instruments**

Recurring Basis:
The following table summarizes by level within the fair value hierarchy securities owned, at fair value, securities sold, not yet purchased, at fair value and derivatives as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
U. S. treasury securities	$ 40,491	$ -	$ -	$ 40,491
U. S. government agencies:				
Bonds	-	40	-	40
Residential mortgage-backed securities	-	335,904	-	335,904
Collateralized mortgage obligations	-	69,172	-	69,172
Corporate debt securities	-	62,481	-	62,481
States and political subdivisions	-	171,573	-	171,573
Private-label issuers	-	8,571	-	8,571
Options	-	40	-	40
Certificates of deposit	-	31	-	31
	$ 40,491	$ 647,812	$ -	$ 688,303
Derivative financial instruments				
Commitments to purchase TBAs	$ -	$ 22,311	$ -	$ 22,311

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased, at fair value				
U. S. treasury securities	$ 51,490	$ -	$ -	$ 51,490
Corporate debt securities	-	25,296	-	25,296
Equity securities	2,981	-	-	2,981
	$ 54,471	$ 25,296	$ -	$ 79,767
Derivative financial instruments				
Commitments to sell TBAs	$ -	$ 12,670	$ -	$ 12,670
Interest rate swaps	-	2,123	-	2,123
	$ -	$ 14,793	$ -	$ 14,793
Net assets (liabilities)	$ (13,980)	$ 630,034	$ -	$ 616,054

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

Non-Recurring Basis:

The following table presents the carrying values, estimated fair values at December 31, 2020, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS					
Cash	$ 39,858	$ 39,858	$ -	$ -	$ 39,858
Assets segregated for regulatory purposes	290,357	290,357	-	-	290,357
Receivable from brokers, dealers and clearing organizations	1,677,223	93,504	1,583,719	-	1,677,223
Receivable from clients, net of allowance of $213	268,685	-	268,685	-	268,685
Securities purchased under agreements to resell	80,319	-	80,319	-	80,319
Other assets and receivables	67,810	-	67,810	-	67,810
	$ 2,424,252	$ 423,719	$ 2,000,533	$ -	$ 2,424,252

	Carrying Value	Level 1	Level 2	Level 3	Total
FINANCIAL LIABILITIES					
Payable to brokers, dealers, and clearing organizations	$ 1,368,852	$ -	$ 1,368,852	$ -	$ 1,368,852
Payable to clients	497,170	-	497,170	-	497,170
Drafts payable	18,176	-	18,176	-	18,176
Securities sold under agreements to repurchase	237,856	-	237,856	-	237,856
Commercial paper	277,617	-	277,617	-	277,617
Subordinated debt due to affiliate	42,000	-	42,000	-	42,000
Accrued expenses and other liabilities	201,785	-	201,785	-	201,785
	$ 2,643,456	$ -	$ 2,643,456	$ -	$ 2,643,456

9. Securities Purchased/Sold Under Agreements to Resell/Purchase

At December 31, 2020, the Company held reverse repurchase agreements, collateralized by U.S. government and government agency obligations and securities sold under repurchase agreements. These securities are reported on a gross basis in the statement of financial condition.

Securities sold under repurchase agreements, which are secured borrowings, generally mature overnight with some maturing up to 90 days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

Certain reverse repurchase and repurchase agreements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these instruments subject to an enforceable master netting arrangement, repurchase agreements or similar agreements with offsetting rights and any related collateral amounts at December 31, 2020:

				Gross amounts not offset in the statement of financial condition		
Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition	Financial instruments[1]	Cash Collateral	Net Amount
Reverse repurchase agreements	$ 80,319	$ -	$ 80,319	(79,925) $	- $	394
Repurchase agreements	237,856	-	237,856	(237,856)	-	-

_____
[1]Amounts reflect fair value of underlying collateral.

The following table presents the remaining contractual maturities of repurchase agreements accounted for as secured borrowings at December 31, 2020:

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements					
Asset backed securities	$ 110,831	$ -	$ 127,025	$ -	$ 237,856
Total borrowings	$ 110,831	$ -	$ 127,025	$ -	$ 237,856
Gross amount of recognized liabilities for repurchase agreements					$ 237,856
Amount related to agreements not included in offsetting disclosure					$ -

10. Short-Term Borrowings and Commercial Paper

Uncommitted lines of credit
The Company has credit arrangements with commercial banks, which include broker loan lines up to $600,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker-dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

arrangements are due on demand and bear interest at rates indexed to the federal funds rate (0.09% at December 31, 2020). At December 31, 2020, there were no amounts outstanding under these secured arrangements, which was collateralized by securities held for firm and correspondent broker-dealer accounts valued at $334,323.

Committed lines of credit

At December 31, 2020, the Company had three committed revolving credit facilities with unaffiliated banks totaling $250,000. When drawn, the interest rate charged on the outstanding amounts is equal to the federal funds rate plus 100 basis points. The agreements require the Company to maintain a tangible net worth of at least $170,000. At December 31, 2020, there were no outstanding amounts under the committed revolving credit facilities.

The Company pledges customer securities to the Option Clearing Corporation to support open customer positions. At December 31, 2020, the Company had pledged $90,894 to support these open customer positions.

Commercial Paper

In November 2019 and December 2019, the Company initiated two commercial paper programs, in the ordinary course of its business, of which the net proceeds (after deducting related issuance expenses) from the sale will be used for general corporate purposes, including working capital and the funding of a portion of its securities inventories. The commercial paper notes ("CP Notes") can be issued with maturities of 14 days to 270 days from the date of issuance. The CP Notes are issued under two separate programs, Series 2019-1 CP Notes ("Series 2019-1 CP Notes") and Series 2019-2 CP Notes ("Series 2019-2 CP Notes"), with the maximum amount of senior secured commercial paper notes that may be issued under the programs of $300,000 and $200,000, respectively. The CP Notes are not redeemable prior to maturity or subject to voluntary prepayment and do not bear interest, but are sold at a discount to par. The discount to maturity is based on an interest factor. The minimum denomination is $100 with integral multiples of $1 for Series 2019-1 CP Notes and $5 for Series 2019-2 CP Notes in excess of this denomination. The minimum issuance amount is $1,000 for the Series 2019-2 CP Notes, only. The CP Notes are secured by a pledge of collateral owned by the Company, guarantees by the Company, see **Note 16** and the maintenance by the Company of a minimum of $100,000 in excess regulatory net capital. The Company is required to maintain a level of collateral in a control account held by the indenture trustee that exceeds the principal amount of the CP Notes outstanding by a percentage determined by the type of eligible collateral pledged on any business day. As of December 31, 2020, the weighted average maturity of the CP Notes was 146 days at a rate of 1.23%, with a weighted average remaining life until maturity of 70 days. At December 31, 2020, the amount outstanding under these secured arrangements was $277,617, which was collateralized by securities held for firm accounts valued at $296,314.

11. Note Payable Due to Affiliate and Subordinated Debt Due to Affiliate

In January 2016, the Company entered into an agreement with First Southwest Holdings LLC for a non collateralized, 10-year, $88,127 promissory note paying interest semi-annually at a rate of 5% per annum and a $42,000 subordinated loan agreement with Securities Holdings paying interest semi-annually at a rate of 4.35% per annum. Both the agreements were entered into as part of the merger of FSC with the Company. In August of 2018, the promissory note held by First Southwest Holdings LLC and the subordinated loan with Securities Holdings were contributed to the Parent, with the remaining balance of $111,652, at the time of the contribution, plus interest to be paid to the Parent. The promissory note was

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

paid in full by the Company in August 2020. As such, at December 31, 2020, there was $42,000 outstanding under the subordinated loan agreement.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid, unless approved by FINRA.

12.   Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2020 are presented below:

Deferred tax assets:		
Compensation and benefits	$	12,036
Operating lease liabilities		5,356
Realized built-in loss carryforward		2,553
Deferred income		659
Net operating loss carryforward		375
Reserves		50
Other		82
Total gross deferred tax asset		21,111
Deferred tax liabilities:		
Operating lease assets		(4,181)
Fixed Assets		(1,757)
Intangible assets		(815)
Other		(591)
Total gross deferred tax liability		(7,344)
Net deferred tax asset	$	13,767

The Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2020, the Company had recognized built-in losses ("RBIL") of $2,553 from the 2015 merger with the Parent. At December 31, 2020, the Company had net operating loss ("NOL") carryforwards for state income tax purposes of $475. These net operating loss carryforwards expire in 2030 and later years. The RBILs and NOLs are expected to be fully realized prior to any expiration.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. At December 31, 2020, the total amount of gross unrecognized tax benefits was $858, if recognized, and the total amount that would favorably impact the Company's effective tax rate and reduce income tax expense was $678.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

The aggregate changes in gross unrecognized tax benefits, which exclude interest and penalties, are as follows:

Balance at December 31, 2019	$	572
Increases related to tax positions taken during a prior year		52
Increases related to tax positions taken during the current year		321
Lapse of applicable statute of limitations		(87)
Balance at December 31, 2020	$	858

With limited exception, the Company is no longer subject to U.S. federal tax examinations for tax years preceding 2017. The Company is open for various state tax examinations for tax years 2016 and later.

The amount of current federal and state taxes receivable from the Parent included in other assets on the statement of financial condition was $604 and $98, respectively, at December 31, 2020. The amount of current state taxes payable to the Parent included in other liabilities on the statement of financial condition was $50 at December 31, 2020.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintains minimum net capital, as defined in Rule 15c3-1 under the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Exchange Act Rule 15c3-3. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 ("Rule 1.17") and requirements of the National Futures Association, and is required to maintain "adjusted net capital" equal to or in excess of the greatest of $45 or the amount of net capital required by Rule 15c3-1. At December 31, 2020, the Company had net capital of approximately $291,228, which is approximately $284,183 in excess of its minimum net capital requirement of approximately $7,045 at that date. Additionally, the Rule provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2020, the Company had net capital of approximately $273,616 in excess of 5% of aggregate debit items.

14. Affiliate Transactions

The Company clears customer transactions for HTIN, an affiliate. Based on an agreement with this entity, the Company receives a fee for clearing HTIN trades. The Company also provides accounting, administrative services, management services and office facilities to HTIN in accordance with an expense sharing agreement in the amount of $50 per year.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Clients and correspondents of the Company have the option to invest in a savings account at the Bank, (**Note 5**).

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the statement of financial condition in the amount of $12,640. The Company has recorded an allowance, included in other assets in the statement of financial condition, of $3,636 for terminated relationships and CECL implementation. See discussion of the Company's implementation of CECL in **Note 2**.

The Company is named as the lessee for a lease, which is subleased to the Bank. Additionally, the Company subleases office space and utilizes space in a property owned by the Bank for its business recovery centers.

The Company has various expense sharing arrangements with the Parent, Securities Holdings and other subsidiaries of the Parent. These expense sharing agreements outline the types of expenses that will be passed through to the Company, including but not limited to compensation expense, use of Parent assets, and administrative services performed by the Parent or subsidiaries of the Parent. On the statement of financial condition, the total receivable includes $3,995 from First Southwest Holdings LLC and its subsidiaries, $584 from the Bank and $164 from Southwest Insurance Agency. The total payable includes $6,762 to Securities Holdings, $5,060 to First Southwest Holdings LLC and its subsidiaries, including $457, which is reported in payable to brokers, dealers, and clearing organizations on the statement of financial condition, $3,073 to the Parent, $2,129 to Southwest Insurance Agency, $621 to HTIN, $1 to Prime Lending, a wholly owned subsidiary of the Parent and a $300 clearing deposit to HTIN, which is reported in payable to clients on the statement of financial condition.

15. Leases

The Company leases space, primarily for corporate offices, branch facilities and certain equipment under operating lease agreements. Certain of the Company's leases have options to extend, with the longest extension option being ten years, and some of the Company's leases include options to terminate within one year. The Company's leases contain customary restrictions and covenants. The Company has certain intercompany leases and subleases with the Parent's other subsidiaries and are reflected in the table and information presented below.

The Company does not generally enter into leases that contain variable payments, other than due to the passage of time. The Company's weighted average remaining lease term and weighted average discount rate as of December 31, 2020 were 5 years and 4.66%, respectively.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

Future minimum lease payments under the leasing standard as of December 31, 2020 are presented below:

2021	$	8,678
2022		5,154
2023		4,349
2024		2,577
2025		1,572
Thereafter		2,595
Total Minimum lease payments	$	24,925
Amount representing interest		(1,964)
Present value of minimum lease payments	$	22,961

16.   Commitments and Contingencies

Underwriting. Through its participation in underwriting corporate and municipal securities, the Company could expose itself to material risk that securities the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At December 31, 2020, the Company had no liabilities due under outstanding underwriting arrangements.

Litigation. The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its operations. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, volatility in the financial markets, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the FINRA, and other governmental and quasi-governmental authorities concerning the Company's business activities and practices. These legal and regulatory inquiries, proceedings and potential disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

Guarantees. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications, provisioned in the Company's client clearing agreements, are entered into in the normal course of business and may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse the Company's clearing broker, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In margin transactions, the Company extends credit to clients collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

17.   Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, settles and finances various securities transactions that may expose the Company to off-balance sheet risk in the event that a customer or counterparty does not fulfill its contractual obligations. Examples of such transactions include the sale of securities not yet purchased by customers or for the account of the Company, use of derivatives to support certain non-profit housing organization clients, clearing agreements between the Company and various clearinghouses and broker-dealers, secured financing arrangements that involve pledged securities, and when-issued underwriting and purchase commitments.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2020
(dollars in thousands, except par and redemption values)

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk if prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

18. Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker-dealers registered under the Exchange Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker-dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

19. Proprietary Accounts of Broker-Dealers ("PAB") Reserve Requirements

The Company performs calculations of PAB reserve requirements in accordance with SEC Rule 15c3-3. At December 31, 2020, the Company did not have a PAB reserve requirement and has no amount on deposit.